SEC 82-812

Atlas Copco **press information**

Group Communications

January 20, 2003

03007245

MAR 7 2003

SUPPL

Atlas Copco's Q4 February 3, 2003

Atlas Copco will publish its Q4 results on Monday, Februay 3 at approx. 12:00 PM CET. A conference call and a simultaneous presentation will take place at 3:00 PM CET / 9:00 AM EST. Your participation is welcomed.

The presentation will be held at the Operaterassen, Stockholm, Sweden.

Participating from Atlas Copco will be Gunnar Brock, President and CEO, Hans Ola Meyer, CFO, and Annika Berglund, Senior Vice President, Group Communications. The meeting will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet.
Please see our website for handout and further details.

If you wish to participate, please register before January 31 on:
www.atlascopco-group.com > Investor Relations > Calendar

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

If you have questions or comments, please contact Mattias Olsson by e-mail: mattias.olsson@se.atlascopco.com or by telephone: +46 (0)8 743 8291.

Please note that the conference call will be a dial-in only.

Participants within	Dial-in number	Replay-number	Code
North America	+1 334 323 6203	+1 334 323 6222	316372
Great Britain	20 7162 0125	20 8288 4459	316372
Rest of the world	+44 (0)20 7162 0125	+44 (0)20 8288 4459	316372

The replay is available for two days.

We look forward to your participation.

dlw 3/13

Mattias Olsson
Investor Relations Manager

SEC 82-812

press information

Group Communications

CONTACT: Bengt Kvarnbäck, Senior Executive Vice President Atlas Copco AB, and Business Area Executive Compressor Technique
+32 3 870 2110, bengt.kvarnback@atlascopco.com

Joanna Canton, Media Relations Manager, Atlas Copco AB
+44 1442 222312, joanna.canton@uk.atlascopco.com

Atlas Copco refocuses its centrifugal compressor business

Stockholm, Sweden, January 24, 2003—Effective January 1, 2003, Atlas Copco's Compressor Technique business area has restructured its Applied Compressor and Expander Technique (ACT) division.

As a result, one of the division's two product companies, Atlas Copco Comptec, the United States, has been transferred into Atlas Copco's Oil-free Air division. The objective is to grow the worldwide centrifugal air compressor business through one combined sales and aftermarket team. *"Through this move we will have a united worldwide sales and marketing organization, that will promote and sell the entire range of oil-free rotary screw and centrifugal air compressors, and also give the centrifugal air compressor business a unified product development strategy,"* says Bengt Kvarnbäck, Business Area Executive, Compressor Technique business area.

The ACT division has been renamed Gas and Process division, to better reflect the division's future business profile. Through its sole product company, Energas, Germany, the division is responsible for the production, marketing and sales of engineered centrifugal compressors and expanders, primarily for gas-and process applications. André Schmitz, formerly Managing Director of Atlas Copco (India) Ltd, has been appointed President of the division.

The restructuring will be particularly significant in the United States, where Atlas Copco Comptec and Atlas Copco Compressors Inc. have operationally merged into one company, Atlas Copco Compressor Technique U.S., a combined force that will strengthen Atlas Copco's position with key U.S. customers.

There are five divisions within Atlas Copco's Compressor Technique business area: Gas and Process, Oil-free Air, Industrial Air, Portable Air, and Airtec.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of MSEK 51 (MEUR 5.4), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications (media)
Phone +46 8 743 8070 or +46 70 322 8070, annika.berglund@atlascopco.com

Mattias Olsson, Investor Relations Manager (analysts)
Phone +46 8 743 8291 or +46 70 518 8291, mattias.olsson@atlascopco.com

Brock comments on Atlas Copco's Q4, 2002, results

Stockholm, Sweden, February 3, 2003—Today, the Atlas Copco Group reported fourth quarter order intake of MSEK 11,414 (12,343), affected by a 10% negative currency translation effect and corresponding to a volume increase of 2%. *"We are pleased to end 2002 with a quarter of volume growth,"* says Gunnar Brock, President and CEO. *"Generally, we have been growing in markets where there is still a high potential for us, like in China and Russia."*

In the fourth quarter, revenues were MSEK 11,949 (13,117). Profit after financial items reached MSEK 1,254 (1,054), corresponding to a margin of 10.5% (8.0). The operating margin was 10.9% (11.8), excluding items affecting comparability. *"Despite the major negative currency effect, caused by the weakening U.S. dollar, we succeeded in achieving a good operating margin."*

Full-year 2002 revenues reached MSEK 47,562 (51,139), a drop of 7%, corresponding to a 3% decline in volume. Profit after financial items was MSEK 4,481 (4,700), a margin of 9.4% (9.2), before a goodwill impairment charge of MSEK 6,950 recorded in the third quarter.

In the fourth quarter, the ***Compressor Technique*** business area continued to grow with repeatedly high operating margins.

There was no improvement in market demand for the ***Rental Service*** business area. Overall there was a slight rental volume decrease but on the positive side, a same store growth was achieved.

The ***Industrial Technique*** business area completed the first phase of the launch of the Milwaukee electric tool brand in Europe. An operating margin of 11% was achieved in the quarter.

The ***Construction and Mining Technique*** business area reported a volume growth in order intake also in this quarter.

Overall, the demand for Atlas Copco's products and services is expected to remain unchanged during the coming quarter, but the political situation in the Middle East has increased the uncertainty.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of SEK 48 billion with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

Atlas Copco **press information**

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Industrial Technique
Phone +46-8-743 8505, goran.gezelius@atlascopco.com

Marianne Hamilton, Senior Vice President, Organizational Development and Management Resources, marianne.hamilton@atlascopco.com
Phone +46-8-743 8590, mobile +46 70 665 8590

Fredrik Möller new President of Atlas Copco Tools and Assembly Systems

Stockholm, Sweden, February 7, 2003—Fredrik Möller has been appointed President of Atlas Copco Tools and Assembly Systems, a division within Atlas Copco's Industrial Technique business area, effective March 1, 2003. He will succeed Peter Möller, who takes up a position outside the Group.

Fredrik Möller, who is currently General Manager of the division's North America operations, began his career with Atlas Copco Tools and Assembly Systems (ACTA) in 1990, directly after his graduation. During his 12-year long career he has held managerial positions in sales, marketing and product development and he has achieved a broad experience and knowledge of this business.

"Fredrik has contributed to a major growth of the division's business in North America, especially within the motor vehicle industry," says Göran Gezelius, Senior Executive Vice President of Atlas Copco AB and head of the Industrial Technique business area. *"I am convinced that he is the right person to lead the division in this period of expansion into new markets."*

Fredrik Möller holds a Masters of Science degree from Linköping Institute of Technology and an MBA from Weatherhead School of Management, Cleveland, Ohio, USA.

Atlas Copco Tools and Assembly Systems develops, manufactures, and markets hand-held electric and pneumatic tools and assembly systems. The products are primarily sold to the automotive and general industry world-wide. With customer service centres in many parts of the world, the company offers not only a complete range of products and service, but also global project management for multi-national customers. The division employs more than 1700 people world-wide and the head quarter is located in Stockholm, Sweden. Atlas Copco Tools and Assembly Systems is a division within the Industrial Technique business area of the Atlas Copco Group. See www.atlascopco.com/tools

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of SEK 48 billion with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco Three months ended December 31, 2002

Q4


ZT50VSDFF
Oil-free Air

Revenues decreased by 9% to MSEK 11,949. The operating margin was 11.6% (10.3). Earnings per share increased to SEK 4.90, compared to SEK 3.36 the preceding year.

Atlas Copco

Income Statement

MSEK	3 months ended December 31 2002	2001	12 months ended December 31 2002[1]	2002[2]	2001
Revenues	11,949	13,117	47,562	47,562	51,139
Operating expenses	–10,563	–11,769	–42,301	–42,301	–45,009
Goodwill impairment charge			–6,950		
Operating profit	1,386	1,348	–1,689	5,261	6,130
—as a percentage of revenues	*11.6*	*10.3*		*11.1*	*12.0*
Financial income and expenses	–132	–294	–780	–780	–1,430
Profit after financial items	1,254	1,054	–2,469	4,481	4,700
—as a percentage of revenues	*10.5*	*8.0*		*9.4*	*9.2*
Taxes	–223	–345	–1,361	–1,513	–1,622
Minority interest	–5	–5	–59	–59	–11
Net profit	1,026	704	–3,889	2,909	3,067
Earnings per share, SEK	4.90	3.36	–18.55	13.88	14.63
Key ratios					
Equity capital per share, period end, SEK			97	126	133
Return on capital employed before tax, 12 month values, %			–3	12	13
Return on equity after tax, 12 month values, %			–16	11	12
Debt / equity ratio, period end, %			67	52	72
Rate of equity, period end, %			42	48	43
Number of employees, period end			25,705	25,705	25,529

1) Reported. 2) Excluding goodwill impairment charge.

Balance Sheet

MSEK	December 31, 2002	December 31, 2001
Intangible fixed assets	12,956	22,600
Rental equipment	11,294	14,935
Other fixed assets	6,726	7,887
Inventories	5,782	5,987
Receivables	10,554	11,605
Cash, bank, and short-term investments	1,356	1,343
Total assets	48,668	64,357
Equity	20,194	27,568
Minority interest	160	221
Interest-bearing liabilities and provisions	15,050	21,421
Non-interest-bearing liabilities and provisions	13,264	15,147
Total equity and liabilities	48,668	64,357

Changes in Shareholders' Equity

MSEK	January–December 2002	January–December 2001
Opening balance	27,568	23,982
Dividend to shareholders	–1,153	–1,100
Hedge for stock option plan	–138	-
Translation differences for the period	–2,194	1,619
Net profit for the period	–3,889	3,067
Closing balance	20,194	27,568

Financial targets The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to challenge continuously the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Forward-looking statements Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Volume growth in Q4

Interim report at December 31, 2002 (unaudited). Note: All comparative figures are for the fourth quarter of 2001, unless otherwise stated.

- Order volumes increased 2%, 10% negative currency translation effect.
- Profit after financial items reached MSEK 1,254 (1,054), or 10.5% (8.0).
- Operating profit margin equaled 11.6% (10.3).
- Earnings per share were SEK 4.90 (3.36).
- Operating cash flow totaled MSEK 1,402 (1,863), 12% of revenues.

Dividend The Board of Directors proposes that a dividend of SEK 5.75 (5.50) per share be paid for the 2002 fiscal year.

Near-term demand outlook Overall, the demand for Atlas Copco's products and services is expected to remain unchanged during the coming quarter, but the political situation in the Middle East has increased the uncertainty.

Demand for rental equipment in the United States is expected to stay at the present level, adjusted for seasonal weakness in the first quarter.

Revenues


MSEK
55,000
44,000
33,000
22,000
11,000
0
I II III IV I II III IV I II III IV
00 01 02
12-month figures
3-month figures

Profit Margin, 12-month figures


%
15
12
9
6
3
0
I II III IV I II III IV I II III IV
00 01 02
Operating profit*
Profit after financial items*
*) Excluding goodwill impairment charge

	October–December				January–December		
MSEK	2002	2001	%	2002[1]	2002[2]	2001	%
Orders received	11,414	12,343	–8	47,946	47,946	50,916	–6
Revenues	11,949	13,117	–9	47,562	47,562	51,139	–7
Operating profit	1,386	1,348	+3	–1,689	5,261	6,130	–14
—as a percentage of revenues	*11.6*	*10.3*			*11.1*	*12.0*	
Profit after financial items	1,254	1,054	+19	–2,469	4,481	4,700	–5
—as a percentage of revenues	*10.5*	*8.0*			*9.4*	*9.2*	
Items affecting comparability							
Goodwill impairment charge				*–6,950*			
Reduced goodwill amortization	*+51*			*+51*	*+51*		
Restructuring charges	*–68*	*–200*		*–116*	*–116*	*–260*	
Capitalized development costs	*+70*			*+284*	*+284*		
Revised useful life estimates	*+35*			*+170*	*+170*		
Total	+88	–200		–6,561	+389	–260	
Earnings per share, SEK	4.90	3.36		–18.55	13.88	14.63	
Equity capital per share, SEK				97	126	133	
Return on capital employed (12-month value)				–3	12	13	

1) Reported. 2) Excluding goodwill impairment charge.

Summary of full-year 2002 results

Atlas Copco Group

In the third quarter, Atlas Copco recorded an impairment charge (extraordinary write-down of goodwill) in the Rental Service business area of MSEK 6,950. After tax, this corresponds to SEK 32.43 per share. The charge had no cash flow effect. In order to enhance comparability, the current year's results are compared to the previous year excluding the goodwill impairment charge.

Orders received decreased 6% to MSEK 47,946 (50,916), corresponding to a volume decline of 2% for comparable units. The negative translation effect from foreign exchange rate fluctuations was 5%. Revenues declined 7%, to MSEK 47,562 (51,139), corresponding to a 3% decline in volume.

The Group's operating profit decreased to MSEK 5,261 (6,130), down 14% and corresponding to an operating margin of 11.1% (12.0). Profit after financial items amounted to MSEK 4,481 (4,700), down 5% and corresponding to a margin of 9.4% (9.2). Excluding all items affecting comparability, the profit margin was 8.6% (9.7). The negative impact on profit before financial items of changes in exchange rates compared with the previous year was approximately MSEK 380.

Operating cash flow before acquisitions and dividends but including capital expenditure and taxes, equaled MSEK 5,599 (5,744).

Review of fourth quarter—Atlas Copco Group

Market development

The construction market in the United States did not improve in the latter part of the year. Spending in non-residential building, affecting particularly rental but also wholesale demand for construction equipment, was some 15% below the level in the same period previous year while residential building activity remained on a high level.

Demand for investment-related products from the manufacturing industry in North America was relatively weak with some exceptions, like the motor vehicle industry, where productivity and quality enhancing investments continued. Capacity utilization in general remained very low at approximately 75%, indicating no or limited needs for capacity investments in North America. Demand for smaller production-related equipment and services was more favorable, but was still affected by the generally poor market conditions.

In Latin America, demand deteriorated in the quarter. Most sectors of industry and construction were affected by the poor economic situation in the region itself, as well as in many of the region's main trading partners.

In Europe, demand was somewhat better than expected with healthy growth in Great Britain, Italy, the Nordic region, and in Eastern Europe. The biggest individual markets, Germany and France, suffered, however, from low capacity utilization in most manufacturing industries and an overall low activity level in the construction industry. The exception was primarily the motor vehicle industry, where orders for industrial tools increased. The demand for consumables and service continued at a relatively high level.

The Africa and Middle East region continued to develop favorably, primarily due to good demand from the mining industry in southern Africa and a few large construction projects in the Middle East.

In Asia, the positive demand development continued, primarily driven by another quarter of strong growth in China, but with good contribution also from other markets like India and South Korea. Also Australia recorded increased demand from the construction and manufacturing industries.

Return and cost of capital, 12-month figures


%
20
16
12
8
4
0
I II III IV I II III IV I II III IV
00 01 02

- Return on capital employed* (ROCE)
- Return on equity*
- Weighted average cost of capital (WACC), pretax

Earnings per share


SEK
20
16
12
8
4
0
I II III IV I II III IV I II III IV
00 01 02

- 12-month figures*
- 3-month figures*

*) Excluding goodwill impairment charge.

Orders and revenues

Orders received totaled MSEK 11,414 (12,343), down 8% from the fourth quarter of 2001 but up 2% in volumes after adjusting for a 10% negative translation effect, a 1% negative price effect and a positive effect of structural changes of 1%. In North America, representing 48% of Group sales, volumes were somewhat lower than in the same quarter in 2001, while in Europe, representing 32% of sales, volumes were up. Asia/Australia and Africa/Middle East, representing 12% and 5% of total sales respectively, continued to grow considerably, while South America, 3% of the total, reported significantly lower order volumes.

Revenues decreased 9%, to MSEK 11,949 (13,117), corresponding to a flat volume development for comparable units.

Earnings and profitability

Operating profit increased to MSEK 1,386 (1,348) corresponding to an operating margin of 11.6% (10.3). Last year's operating profit was affected by MSEK 200 of restructuring charges in Industrial Technique and Rental Service. This year's profit included restructuring charges of MSEK 68 in Construction and Mining Technique but also positive effects of MSEK 70 and MSEK 35 respectively from new accounting standards regarding capitalization of development costs, and the adjustment of rental fleet useful life estimates. The goodwill impairment charge in the third quarter led to a MSEK 51 lower amortization expense in the fourth quarter. Excluding these items affecting comparability, the operating margin was 10.9% (11.8). The substantially weaker USD, compared to previous year, affected the operating profit negatively by about MSEK 250.

Net financial items amounted to MSEK –132 (–294), of which net interest items accounted for MSEK –121 (–279). Interest expense declined year-on-year owing to strong operating cash flow, lower interest rates and successful interest rate management.

Profit after financial items improved 19%, to MSEK 1,254 (1,054), to a margin of 10.5% (8.0). Net foreign exchange effects were about MSEK –220 in the quarter.

Net profit totaled MSEK 1,026 (704), or SEK 4.90 (3.36) per share. The tax charge in the quarter was low, MSEK –223 (–345), primarily explained by a MSEK 152 deferred tax amount related to the tax-deductible portion of the goodwill impairment charge which was booked in Q3 2002. This effect corresponds to SEK 0.73 per share.

The return on capital employed during the 12 months to December 31, 2002 was 12% (13), and the return on shareholders' equity 11% (12). The Group currently uses a weighted average cost of capital (WACC) of 7.8%, corresponding to a pre-tax cost of capital of approximately 12%.

Cash flow and net indebtedness

The operating cash surplus after tax reached MSEK 1,877 (1,625),

corresponding to 16% (12) of Group revenues. Working capital increased MSEK 199 (decrease of 358).

Total cash flow from operations reached MSEK 1,678 (1,983).

Net investment in tangible fixed assets, including proceeds from sales of rental equipment was MSEK 168 (166).

Operating cash flow before acquisitions and dividends equaled MSEK 1,402 (1,863), in line with recent 12 month trend but 25% below previous year's very strong quarter.

Summary cash-flow analysis

	Oct.–Dec.		Jan.–Dec.	
MSEK	2002	2001	2002	2001
Operating cash surplus after tax	1,877	1,625	6,922	6,771
of which depreciation added back	*901*	*1,224*	*3,956*	*4,556*
Change in working capital	–199	358	377	385
Cash flow from operations	1,678	1,983	7,299	7,156
Investments in tangible fixed assets	–568	–907	–3,109	–3,702
Sale of tangible fixed assets	400	741	1,758	2,354
Other investments, net	–108	46	–349	–64
Company acquisitions/divestments	–2	–59	–712	–300
Cash flow from investments	–278	–179	–2,412	–1,712
Dividends paid	–2	–3	–1,165	–1,125
Net cash flow	1,398	1,801	3,722	4,319
Change in interest-bearing liabilities	–1,471	–2,101	–3,568	–4,280
Cash flow after financing	–73	–300	154	39
Liquid funds at beginning of period	1,458	1,658	1,343	1,237
Translation difference	–29	–15	–141	67
Liquid funds at end of period	1,356	1,343	1,356	1,343

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 13,694 (20,078), of which MSEK 1,778 (1,736) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) improved to 67% (72), in spite of the goodwill impairment charge of MSEK 6,950 in Q3 2002. Excluding this non-cash impairment charge, the debt/equity ratio was 52%.

Investments, depreciation and amortization

Gross investments in property and machinery totaled MSEK 237 (321). Gross investments in rental equipment ended at MSEK 331 (586). Depreciation on these two asset groups was MSEK 246 (248) and MSEK 523 (789), respectively, while amortization of intangible assets equaled MSEK 132 (187).

Asbestos cases in the United States

Atlas Copco has, as of December 31, 2002, a total number of 84 asbestos cases filed with a total of 16,556 individual claimants. The average number of defendants was 163 companies per case. None of these cases identifies a specific Atlas Copco product.

In 2002 there was one case involving an identified Atlas Copco product, as one among many other products. This case was settled in the fourth quarter at an immaterial cost, substantially lower than the deductible cost used in Atlas Copco's insurances.

The Group has not deemed it necessary to book any provisions related to these pending cases.

People

On December 31, 2002, the number of employees was 25,705 (25,529). For comparable units, the number of employees decreased by 462 from December 31, 2001.

Equity and distribution of shares

A provision of MSEK 138, related to Atlas Copco's employee option plans, was booked against shareholder's equity in the fourth quarter. The provision is made as the share price of December 30, 2002 was lower than those of the option contracts.

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

	October–December			January–December		
MSEK	2002	2001	%	2002	2001	%
Orders received	3,929	3,908	+1	16,334	16,633	–2
Revenues	4,206	4,432	–5	15,993	16,873	–5
Operating profit	809	804	+1	3,005	3,202	–6
—as a percentage of revenues	*19.2*	*18.1*		*18.8*	*19.0*	
Return on capital employed (12-month values)	68	69				

- Orders volumes up for industrial compressors and aftermarket.
- Continued weak demand for portable compressors to construction applications.
- Sustained high profit margin.
- Launch of new innovative products.

Orders received increased 1%, at MSEK 3,929 (3,908), corresponding to an increase in volume of 7%. The negative translation effect was approximately 8%, while acquisitions and a small average price increase added 2%.

Orders for standard industrial compressors continued to increase more than the average for the business area. Growth was achieved in all regions except North and South America. Among major countries, China, in particular, continued to grow solidly. The growth was pronounced for larger units, predominantly oil-free compressors, where both Europe and Asia had substantial sales increases. Sales of small and medium-sized machines recorded moderate growth with the best development in Asia. The aftermarket business recorded another quarter of consistent growth.

Gas and process compressors, which have a more volatile order development than other industrial compressors, recorded an order intake well above the previous year's low volume.

Poor construction market conditions in most regions except the Middle East, Australia and parts of Asia, continued to negatively affect the sales of portable compressors. Generator sales picked up somewhat in the quarter. The low level of fleet investments from rental companies, both internal and external, continued.

In the quarter, important introductions of new products were made. A completely new range of small and medium-sized oil-free compressors was launched. They use new innovative technology in the compressor elements and are more efficient and quieter than the old range. New dryers with the energy-efficient Variable Speed Drive (VSD) functionality were also launched in the quarter.

Revenues decreased 5% in the quarter, to MSEK 4,206 (4,432), corresponding to a flat volume development.

Operating profit increased 1% to MSEK 809 (804), corresponding to an operating margin of 19.2% (18.1). The margin was supported by the change in accounting concerning capitalization of certain development costs, but was negatively affected by unfavorable currency effects. The return on capital employed (past 12 months) remained at a very high level, 68% (69).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	October–December 2002	October–December 2001	%	January–December 2002[1]	January–December 2002[2]	January–December 2001	%
Revenues	2,884	3,776	–24	12,829	12,829	15,469	–17
Goodwill impairment charge				–6,950			
Operating profit[3]	179	119	+50	–6,264	686	1,255	–45
—as a percentage of revenues	*6.2*	*3.2*			*5.3*	*8.1*	
Return on capital employed (12-month values)	3[2]	4					

1) Reported. 2) Excluding goodwill impairment charge. 3) Including restructuring charge of MSEK 100 in Q4 2001.

- No improvement in market demand.
- Rental revenue volume down 1%, positive same store growth.
- Fleet utilization remained well above previous year.
- Continued strong cash flow.

Rental revenues, which accounted for 76% of total revenues, dropped 1% in volume, the lowest drop in any quarter this year. Average rental rates were 2% short of one year previously, but stayed flat compared to the third quarter this year.

Total revenues decreased 24%, to MSEK 2,884 (3,776) primarily due to a very large negative translation effect from USD to SEK of 13% and a 53% drop in sales of used equipment. The drop in used equipment sales came as a result of the active fleet restructuring efforts in the same quarter last year. Sales of new equipment, parts and merchandise, representing 16% of total revenues, dropped 4%.

The underlying market situation for construction showed no material signs of improvement in the fourth quarter. The non-residential building sector, representing approximately 50% of Rental Service's revenues, was about 15% below the previous year's level while the residential building activity remained at a high level. The industrial business, the second biggest customer segment, primarily related to turn-around and maintenance activities, continued to record improvement over last year and the most recent quarters.

Rental fleet utilization remained well above the level in Q4 2001, with more fleet on rent than last year in spite of the reduction in total fleet size and the decrease in market demand. The rental fleet at original cost was 6% lower than in Q4 2001 and the average age was 3.6 years.

14 stores were closed in the quarter and the number of rental locations at the end of the period was 506 compared to 530 one year earlier. Total number of employees was reduced by 291 in the quarter and by 568 compared to previous year.

Cash flow was again strong in the quarter, due to active asset management, and limiting investments in the fleet to replacements only.

Operating profit, including goodwill amortization, was MSEK 179 (119), corresponding to a margin of 6.2% (3.2). Goodwill amortization was MSEK 51 lower than previous year and the most recent quarters due to the impairment charge in the third quarter 2002. Return on capital employed (past 12 months and excluding the impairment charge) was 3% (4).

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools, and assembly systems.

MSEK	October–December 2002	October–December 2001	%	January–December 2002	January–December 2001	%
Orders received	2,775	2,997	–7	11,502	12,068	–5
Revenues	2,903	3,232	–10	11,481	12,126	–5
Operating profit*	319	238	+34	1,050	1,123	–7
—as a percentage of revenues	*11.0*	*7.4*		*9.1*	*9.3*	
Return on capital employed (12-month values)	14	13				

*) Including restructuring charges of MSEK 100 in Q4 2001.

- Increased order volume for industrial tools.
- First phase of the Milwaukee launch in Europe completed.
- Operating profit margin at 11%.

Order intake decreased 7% to MSEK 2,775 (2,997), corresponding to a 5% increase in volumes when adjusting for a negative translation effect of 10% and a net negative effect from divested business and price of 2%. The volume growth was entirely related to industrial tools, while professional electric tools were flat. The increase in order intake for industrial tools from the third quarter continued also in the fourth quarter. The increase was noted in Europe, North America as well as in Asia. Important orders were received from the motor vehicle industry in the United States and orders from general industry were also higher than in the same quarter previous year.

Sales of professional electric tools for construction and installation work in North America slowed down during the quarter compared to the most recent quarters, but were flat compared to the same quarter previous year. The slowdown referred to the home-improvement outlets while other distribution channels were stable. Demand in Europe remained generally weak. The first phase of the launch of a Milwaukee-branded professional electric tool range in Europe was completed and mitigated an otherwise weak demand.

Revenues were MSEK 2,903 (3,232), down 10%, but corresponding to a volume increase of 1% for comparable units.

Operating profit reached MSEK 319 (238), corresponding to a margin of 11.0% (7.4). Previous year's profit was affected by MSEK 100 restructuring costs. Excluding this restructuring cost, the margin in 2001 was 10.5%. The improvement compared to previous year was due to an improved margin in professional electric tools. Return on capital employed (past 12 months) was 14% (13).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	October–December 2002	October–December 2001	%	January–December 2002	January–December 2001	%
Orders received	1,885	1,801	+5	7,633	7,282	+5
Revenues	2,018	1,831	+10	7,618	7,253	+5
Operating profit*	112	191	–41	680	736	–8
—as a percentage of revenues	*5.6*	*10.4*		*8.9*	*10.1*	
Return on capital employed (12-month values)	20	23				

*) Including restructuring charge of MSEK 68 in Q4 2002.

- Order volume growth continued.
- Restructuring charge of MSEK 68 for the re-location of the loader business.
- Currency effects affected the operating margin negatively.

Orders received amounted to MSEK 1,885 (1,801), corresponding to an increase in volumes of 5%. There was a negative translation effect of 8%, while acquisitions added 8%. Prices were on average flat compared to previous year.

Orders to underground mining applications continued to grow in the quarter, with increased sales in drill rigs, drilling tools, and the aftermarket business. Geographically, the best development in the quarter was recorded in North America, Eastern Europe, and South Africa. In South America the demand deteriorated somewhat after a period of strong growth. Orders for exploration drilling equipment to the mining industry remained on a low level. Sales to customers in the construction market were mixed in the quarter. Strong growth continued in most markets for surface

Compressor Technique, Operating profit


MSEK
3,500
2,800
2,100
1,400
700
0
I II III IV I II III IV I II III IV
00 01 02

■ 12-month figures
■ 3-month figures

Rental Service, Operating profit


MSEK
2,000
1,600
1,200
800
400
0
I II III IV I II III IV I II III IV
00 01 02

■ 12-month figures*
■ 3-month figures*

*) Excluding goodwill impairment charge.

Industrial Technique, Operating profit


MSEK
1,500
1,200
900
600
300
0
I II III IV I II III IV I II III IV
00 01 02

■ 12-month figures
■ 3-month figures

Construction and Mining Technique, Operating profit


MSEK
1,000
800
600
400
200
0
I II III IV I II III IV I II III IV
00 01 02

■ 12-month figures
■ 3-month figures

drilling equipment used in infrastructure projects and quarries. Orders for hand-held light construction equipment deteriorated further in the quarter, in line with the poor market situation in North America and Europe. Sales of hydraulic breakers, including the acquired Krupp-range, developed more favorably.

The integration project between the drill rigs business and the underground loader/truck business, which will result in one dedicated division located in Sweden, continued according to plan. The transfer and integration of the loader business, affecting 215 employees in the Portland plant in Oregon, USA, has a total cost of approximately MSEK 150, of which MSEK 68 was booked in the fourth quarter. The remaining part will be charged to results during 2003.

Revenues were up 10% to MSEK 2,018 (1,831), corresponding to a volume increase of 10% for comparable units.

Operating profit was MSEK 112 (191), including restructuring charges of MSEK 68. Excluding restructuring, the profit margin was 8.9% (10.4). The profit margin was negatively affected by the strengthening of the SEK against most major currencies. Return on capital employed (past 12 months) was 20% (23).

Previous near-term demand outlook
(Published October 24, 2002)

Overall, the demand for Atlas Copco's products and services is expected to remain unchanged during the coming quarter.

Demand for rental equipment in the United States is expected to stay at present level, adjusted for normal seasonal downturn in the fourth quarter.

Accounting principles

The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2001, with the exception of new standards effective January 1, 2002, issued by the Swedish Accounting Standards Council.

The application of the standard RR 15 dealing with Intangible Assets increased the pre-tax profit by MSEK 284 for 2002 compared to 2001 since certain development costs were recognized as assets instead of being expensed. These intangible assets will be amortized over their estimated useful lives, which are estimated to be between 3 and 5 years. The implementation of the other new standards did not have a material effect on the Group's financial position.

Regarding accounting for goodwill: The International Accounting Standards Committee (IASC) issued a revised standard IAS 22 (1998) which became effective for financial statements covering periods beginning on or after July 1, 1999. Under this standard there is a rebuttable presumption that the useful life of goodwill should not exceed 20 years from initial recognition. However, it also states that in rare cases, there may be persuasive evidence that the useful life will be longer than twenty years. As a consequence of IAS 22, the Swedish Financial Accounting Standards Board also revised the applicable section of the recommendation RR 1:96 and the revised standard RR 1:00 agrees in all material respects to the IASC standard and became effective as of January 1, 2002.

Due to the significant changes in the accounting for goodwill that has happened and is predicted to happen, Atlas Copco decided to continue to amortize the strategic U.S. acquisitions over a period of 40 years. Given the short time before the Group will adapt to the revised IAS standard, this treatment offers readers the best comparability and continuity in the Group's financial results.

In addition to annual amortization, goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates. In the third quarter this resulted in an impairment charge in the Rental Service business area affecting the operating profit by MSEK –6,950.

Parent Company

Profit after financial income and expense for Atlas Copco AB totaled MSEK 1,365 (2,014). Net profit for the year, after appropriations and taxes, was MSEK 899 (1,589)

Dividend

The Board of Directors proposes that a dividend of SEK 5.75 (5.50) per share be paid for the 2002 fiscal year. That corresponds to a total of MSEK 1,205 (1,153).

Audit Committee

In December, the Board of Directors appointed an Audit Committee with Anders Scharp, Ulla Litzén, and Thomas Leysen as members. The committee will act as a qualified advisory body to the Board of Directors regarding auditor selection and review of the audit process.

Stockholm, February 3, 2003



Gunnar Brock
President and Chief Executive Officer

Acquisitions and divestments 2001–2002

Time	Acquisitions	Divestments	Business area	Sales* MSEK	No. of employees*
2002 Aug. 22		Revathi	Industrial Technique	100	114
2002 June 3	Krupp Berco Bautechnik		Construction and Mining Technique	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI-Ankertechnik		Construction and Mining Technique	70	15
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction and Mining Technique	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30

*) Annual revenues and number of employees at time of acquisition/divestment.

Revenues by business area

	October–December			January–December		
MSEK	2000	2001	2002	2000	2001	2002
Compressor Technique	4,107	4,432	4,206	14,720	16,873	15,993
Rental Service	3,849	3,776	2,884	13,955	15,469	12,829
Industrial Technique	3,161	3,232	2,903	11,454	12,126	11,481
Construction and Mining Technique	1,898	1,831	2,018	7,083	7,253	7,618
Eliminations	–174	–154	–62	–685	–582	–359
Atlas Copco Group	12,841	13,117	11,949	46,527	51,139	47,562

				2001				2002
MSEK (by quarter)	1	2	3	4	1	2	3	4
Compressor Technique	3,928	4,189	4,324	4,432	3,785	4,039	3,963	4,206
Rental Service	3,659	3,940	4,094	3,776	3,397	3,357	3,191	2,884
Industrial Technique	2,838	3,054	3,002	3,232	2,823	2,827	2,928	2,903
Construction and Mining Technique	1,828	1,828	1,766	1,831	1,784	1,952	1,864	2,018
Eliminations	–152	–131	–145	–154	–154	–70	–73	–62
Atlas Copco Group	12,101	12,880	13,041	13,117	11,635	12,105	11,873	11,949

Operating profit by business area

	October–December			January–December		
MSEK	2000	2001	2002	2000	2001	2002*
Compressor Technique	795	804	809	2,737	3,202	3,005
Rental Service	532	119	179	1,855	1,255	686
Industrial Technique	378	238	319	1,238	1,123	1,050
Construction and Mining Technique	171	191	112	650	736	680
Corporate items	–53	–4	–33	–88	–186	–160
Operating profit	1,823	1,348	1,386	6,392	6,130	5,261
—as a percentage of revenues	*14.2*	*10.3*	*11.6*	*13.7*	*12.0*	*11.1*
Financial income and expenses	–452	–294	–132	–1,703	–1,430	–780
Profit after financial items	1,371	1,054	1,254	4,689	4,700	4,481
—as a percentage of revenues	*10.7*	*8.0*	*10.5*	*10.1*	*9.2*	*9.4*

*) Excluding goodwill impairment charge.

				2001				2002
MSEK (by quarter)	1	2	3	4	1	2	3*	4
Compressor Technique	738	831	829	804	657	771	768	809
Rental Service	328	430	378	119	121	169	217	179
Industrial Technique	277	303	305	238	248	188	295	319
Construction and Mining Technique	185	182	178	191	186	203	179	112
Corporate items	–65	–54	–63	–4	–46	–27	–54	–33
Operating profit	1,463	1,692	1,627	1,348	1,166	1,304	1,405	1,386
—as a percentage of revenues	*12.1*	*13.1*	*12.5*	*10.3*	*10.0*	*10.8*	*11.8*	*11.6*
Financial income and expenses	–414	–382	–340	–294	–254	–230	–164	–132
Profit after financial items	1,049	1,310	1,287	1,054	912	1,074	1,241	1,254
—as a percentage of revenues	*8.7*	*10.2*	*9.9*	*8.0*	*7.8*	*8.9*	*10.5*	*10.5*

*) Excluding goodwill impairment charge.

Atlas Copco Three months ended September 30, 2002

Q3

RECD S.E.C.
MAR 7 - 2003
1086



Revenues decreased by 9% to MSEK 11,873. The operating margin, before goodwill impairment charge, was 11.8% (12.5). Earnings per share, before goodwill impairment charge, decreased to SEK 3.69, compared to SEK 4.06 the preceding year.

Income Statement

MSEK	2002[1]	3 months ended September 30 2002[2]	2001	2002[1]	9 months ended September 30 2002[2]	2001	12 months ended September 30 2002[1]	2002[2]
Revenues	11,873	11,873	13,041	35,613	35,613	38,022	48,730	48,730
Operating expenses	–10,468	–10,468	–11,414	–31,738	–31,738	–33,240	–43,507	–43,507
Goodwill impairment charge	–6,950			–6,950			–6,950	
Operating profit	–5,545	1,405	1,627	–3,075	3,875	4,782	–1,727	5,223
—as a percentage of revenues		*11.8*	*12.5*		*10.9*	*12.6*		*10.7*
Financial income and expenses	–164	–164	–340	–648	–648	–1,136	–942	–942
Profit after financial items	–5,709	1,241	1,287	–3,723	3,227	3,646	–2,669	4,281
—as a percentage of revenues		*10.5*	*9.9*		*9.1*	*9.6*		*8.8*
Taxes	–445	–445	–449	–1,138	–1,138	–1,277	–1,483	–1,483
Minority interest	–22	–22	13	–54	–54	–6	–59	–59
Net profit	–6,176	774	851	–4,915	2,035	2,363	–4,211	2,739
Earnings per share, SEK	–29.47	3.69	4.06	–23.45	9.71	11.27	–20.09	13.07
Key ratios								
Equity capital per share, period end, SEK				95	126	131		
Return on capital employed before tax, 12 month values, %				–3	12	14		
Return on equity after tax, 12 month values, %				–17	10	13		
Debt / equity ratio, period end, %				79	60	80		
Rate of equity, period end, %				39	46	41		
Number of employees, period end				26,002	26,002	25,932		

1) Reported. 2) Excluding goodwill impairment charge.

Balance Sheet

MSEK	Sept. 30, 2002[1]	Sept. 30, 2002[2]	Dec. 31, 2001	Sept. 30, 2001
Intangible fixed assets	13,614	20,121	22,600	22,835
Rental equipment	12,320	12,320	14,935	15,719
Other fixed assets	6,896	6,896	7,887	7,760
Inventories	6,211	6,211	5,987	6,670
Receivables	10,548	10,548	11,605	12,228
Cash, bank, and short-term investments	1,458	1,458	1,343	1,658
Total assets	51,047	57,554	64,357	66,870
Equity	19,707	26,214	27,568	27,138
Minority interest	163	163	221	220
Interest-bearing liabilities and provisions	17,241	17,241	21,421	23,667
Non-interest-bearing liabilities and provisions	13,936	13,936	15,147	15,845
Total liabilities and equity	51,047	57,554	64,357	66,870

1) Reported. 2) Excluding goodwill impairment charge.

Changes in Shareholders' Equity

MSEK	Jan.–Sept. 2002[1]	Jan.–Sept. 2002[2]	Jan.–Dec. 2001	Jan.–Sept. 2001
Opening balance	27,568	27,568	23,982	23,982
Dividend to shareholders	–1,153	–1,153	–1,100	–1,100
Translation differences for the period	–1,793	–2,236	1,619	1,893
Net profit for the period	–4,915	2,035	3,067	2,363
Closing balance	19,707	26,214	27,568	27,138

1) Reported. 2) Excluding goodwill impairment charge.

Financial targets The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to continuously challenge the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Forward-looking statements Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Stable cash flow at high level

Interim report at September 30, 2002 (unaudited). Note: All comparative figures are for the third quarter of 2001, unless otherwise stated.

- Goodwill impairment charge of MSEK 6,950, no cash flow effect.
- Order volumes down 1% from Q3 2001, 8% negative currency translation effect.
- Profit after financial items, before impairment charge, was MSEK 1,241 (1,287), or 10.5% (9.9).
- Operating profit margin, before impairment charge, equaled 11.8% (12.5).
- Earnings per share, before impairment charge, were SEK 3.69 (4.06).
- Operating cash flow totaled MSEK 1,645 (1,403), 14% of revenues.

Revenues


MSEK
55,000
44,000
33,000
22,000
11,000
0
I II III IV I II III IV I II III IV
00 01 02
12-month figures
3-month figures

Profit Margin, 12-month figures


%
15
12
9
6
3
0
I II III IV I II III IV I II III IV
00 01 02
Operating profit*
Profit after financial items*
*) Excluding goodwill impairment charge

Near-term demand outlook Overall, the demand for Atlas Copco's products and services is expected to remain unchanged during the coming quarter.

Demand for rental equipment in the United States is expected to stay at present level, adjusted for normal seasonal downturn in the fourth quarter.

	July–September				January–September			
MSEK	2002[1]	2002[2]	2001	%	2002[1]	2002[2]	2001	%
Orders received	11,833	11,833	12,885	–8	36,532	36,532	38,573	–5
Revenues	11,873	11,873	13,041	–9	35,613	35,613	38,022	–6
Operating profit	–5,545	1,405	1,627	–14	–3,075	3,875	4,782	–19
—as a percentage of revenues		*11.8*	*12.5*			*10.9*	*12.6*	
Profit after financial items	–5,709	1,241	1,287	–4	–3,723	3,227	3,646	–11
—as a percentage of revenues		*10.5*	*9.9*			*9.1*	*9.6*	
Items affecting comparability								
Goodwill impairment charge	*–6,950*				*–6,950*			
Restructuring charges					*–48*	*–48*	*–60*	
Capitalized development costs	*+64*	*+64*			*+214*	*+214*		
Revised useful life estimates	*+45*	*+45*			*+135*	*+135*		
Total	–6,841	+109			–6,649	+301	–60	
Earnings per share, SEK	–29.47	3.69	4.06	–9	–23.45	9.71	11.27	–14
Equity capital per share, SEK	95	126	131					
Return on capital employed (12-month value)	–3	12	14					

1) Reported. 2) Excluding goodwill impairment charge.

Impairment charge

In the third quarter, Atlas Copco has taken an impairment charge (extraordinary write-down of goodwill) in the Rental Service business area of MSEK 6,950, equal to MUSD 700 at average exchange rate of 9.93. This corresponds to SEK 33.16 per share. The charge has no cash flow effect and does not affect the company's dividend capacity for 2002.

During the last two years, non-residential building in the United States has fallen substantially. The resulting lower demand, combined with an oversupply of rental equipment in the industry, has made the market place very competitive. The weak market has also revealed that the assumptions for average revenue growth and rental rates, used at the time of the acquisitions, had to be revised. As a consequence, the expected financial returns of the rental business

Acquisitions and divestments 2001–2002

Time	Acquisitions	Divestments	Business area	Sales* MSEK	No. of employees*
2002 Aug. 22		Revathi	Industrial Technique	100	114
2002 June 3	Krupp		Construction & Mining Technique	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI		Construction & Mining Technique	70	15
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction & Mining Technique	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30

*) Annual revenues and number of employees at time of acquisition/divestment.

Revenues by business area

	July–September			January–September		
MSEK	2000	2001	2002	2000	2001	2002
Compressor Technique	3,643	4,324	3,963	10,613	12,441	11,787
Rental Service	3,751	4,094	3,191	10,106	11,693	9,945
Industrial Technique	2,869	3,002	2,928	8,293	8,894	8,578
Construction and Mining Technique	1,726	1,766	1,864	5,185	5,422	5,600
Eliminations	–194	–145	–73	–511	–428	–297
Atlas Copco Group	11,795	13,041	11,873	33,686	38,022	35,613

	2001				2002		
MSEK (by quarter)	1	2	3	4	1	2	3
Compressor Technique	3,928	4,189	4,324	4,432	3,785	4,039	3,963
Rental Service	3,659	3,940	4,094	3,776	3,397	3,357	3,191
Industrial Technique	2,838	3,054	3,002	3,232	2,823	2,827	2,928
Construction and Mining Technique	1,828	1,828	1,766	1,831	1,784	1,952	1,864
Eliminations	–152	–131	–145	–154	–154	–70	–73
Atlas Copco Group	12,101	12,880	13,041	13,117	11,635	12,105	11,873

Operating Profit by business area (excl. goodwill impairment charge)

	July–September			January–September		
MSEK	2000	2001	2002*	2000	2001	2002*
Compressor Technique	698	829	768	1,942	2,398	2,196
Rental Service	469	378	217	1,323	1,136	507
Industrial Technique	298	305	295	860	885	731
Construction and Mining Technique	164	178	179	479	545	568
Corporate items	71	–63	–54	–35	–182	–127
Operating profit	1,700	1,627	1,405	4,569	4,782	3,875
—as a percentage of revenues	*14.4*	*12.5*	*11.8*	*13.6*	*12.6*	*10.9*
Financial income and expenses	–455	–340	–164	–1,251	–1,136	–648
Profit after financial items	1,245	1,287	1,241	3,318	3,646	3,227
—as a percentage of revenues	*10.6*	*9.9*	*10.5*	*9.8*	*9.6*	*9.1*

*) Excluding goodwill impairment charge.

	2001				2002		
MSEK (by quarter)	1	2	3	4	1	2	3*
Compressor Technique	738	831	829	804	657	771	768
Rental Service	328	430	378	119	121	169	217
Industrial Technique	277	303	305	238	248	188	295
Construction and Mining Technique	185	182	178	191	186	203	179
Corporate items	–65	–54	–63	–4	–46	–27	–54
Operating profit	1,463	1,692	1,627	1,348	1,166	1,304	1,405
—as a percentage of revenues	*12.1*	*13.1*	*12.5*	*10.3*	*10.0*	*10.8*	*11.8*
Financial income and expenses	–414	–382	–340	–294	–254	–230	–164
Profit after financial items	1,049	1,310	1,287	1,054	912	1,074	1,241
—as a percentage of revenues	*8.7*	*10.2*	*9.9*	*8.0*	*7.8*	*8.9*	*10.5*

*) Excluding goodwill impairment charge.

Atlas Copco

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
www.atlascopco-group.com

SEC 82-812

press information

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Business Area Industrial Technique, + 46 8 743 8505, goran.gezelius@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile + 46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco has sold its controlling stake in Revathi Equipment

Stockholm, Sweden, August 22, 2002—Atlas Copco has closed the deal made in April 2002, and sold its 40% shareholding in mining equipment manufacturer Revathi Equipment Limited (Revathi), India, to Utkal Investments. The selling price was MSEK 78, generating a profit after estimated tax of MSEK 20-30.

Revathi, with annual revenues of approximately MSEK 100 in 2001, is listed on the Mumbai Stock Exchange. In April 2002, Utkal Investments announced its agreement with Atlas Copco, and made an offer to the other shareholders in Revathi in accordance with Indian regulations. Closing took place when these procedures were finalized, and after approval from Indian authorities.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco has a large operation in India. Atlas Copco (India) Ltd. is a leading industrial company in India, listed on the stock exchange in Mumbai, with annual revenues of more than MSEK 500. In 2001, Atlas Copco AB, Sweden, increased its shareholding in Atlas Copco (India) to above 50%.

SEC 82-812

press information

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Business Area Industrial Technique, + 46 8 743 8505, goran.gezelius@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile + 46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco has sold its controlling stake in Revathi Equipment

—correction to release dated August 22, 2002

Stockholm, Sweden, August 26, 2002—Atlas Copco Group has closed the deal made in April 2002, and sold its 40% shareholding in mining equipment manufacturer Revathi Equipment Limited (Revathi), India, to Utkal Investments.

The total consideration was MSEK 78 generating a profit before tax of MSEK 30.
(Old sentence: The selling price was MSEK 78 generating a profit after estimated tax of MSEK 20-30.)

Revathi, with annual revenues of approximately MSEK 100 in 2001, is listed on the Mumbai Stock Exchange. In April 2002, Utkal Investments announced its agreement with Atlas Copco, and made an offer to the other shareholders in Revathi in accordance with Indian regulations. Closing took place when these procedures were finalized, and after approval from Indian authorities.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco has a large operation in India. Atlas Copco (India) Ltd. is a leading industrial company in India, listed on the stock exchange in Mumbai, with annual revenues of more than MSEK 500. In 2001, Atlas Copco AB, Sweden, increased its shareholding in Atlas Copco (India) to above 50%.

SEC 82-812

press information

Group Communications

CONTACT: Charlie Robison, President, Chicago Pneumatic Division, US
+1 803 817-7003, charlie.robison@chicagopneumatic.com

Jeff Bushardt, Vice President, Human Resources, Chicago Pneumatic Division, +1 803 817-7030, jeff.bushardt@chicagopneumatic.com

Cathrine Gustafsdahl, Communications Manager, Group Communications
+46 8 743 8074, or +46 70 349 8074, cathrine.gustafsdahl@atlascopco.com

Atlas Copco's Chicago Pneumatic division to consolidate its industrial production and focus on two areas of competence

Stockholm, Sweden, September 11, 2002—Chicago Pneumatic, a division within the Atlas Copco Group, has announced a program to strengthen its competence and output relative to research, development and production of its industrial air powered tools and electric tool fasteners and assembly systems. Approximately 70 jobs in France are affected.

The objective of this program is to leverage the synergies of the division's two industrial production operations in France and Great Britain, to increase the company's competitiveness and to ensure long-term profitability and growth. "*This efficiency plan and investment will be critical towards long-term profitable growth in Chicago Pneumatics' international market,*" says Charlie Robison, President, Chicago Pneumatic Division (CPD) in Rock Hill, South Carolina, United States. It will be fully implemented by mid 2004.

As part of this program, the industrial air tool production, currently with locations both in France and Great Britain, will be consolidated into the company's well equipped and expanded facility in Hemel Hempstead, Great Britain. The program also includes better utilization of on-site services and resources. The consolidation will affect approximately 70 people in Nantes over an 18-month period. Discussions with the local works council in Nantes relative to the affected people will include appropriate redundancy packages and outplacement assistance.

The division's growing electric tool fasteners and assembly systems business, based in France, will be relocated, along with the CPD French sales company, into a new, more efficient building near its current location in Nantes, France, as a center of excellence.

Chicago Pneumatic Division, a company within the Atlas Copco Group, is a leading manufacturer of pneumatic industrial hand tools and assembly systems. Chicago Pneumatic, Desoutter and Georges Renault make up the Industrial Business Unit of the Chicago Pneumatic Division. More information is available on the company's web site: www.chicagopneumatic.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of MSEK 51 (MEUR 5.4), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

press information

Group Communications

CONTACT: Mattias Olsson, Investor Relations Manager, Atlas Copco AB (analysts)
+46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB (media)
+ 46 8 743 8070, mobile + 46 70 322 8070, annika.berglund@atlascopco.com

CEO Gunnar Brock comments at Atlas Copco's Capital Markets Days

Antwerp, Belgium, September 20, 2002—On the second day of Atlas Copco's Capital Markets Days, Gunnar Brock, President and CEO since July 1, gave his first impressions about the Group and made a summary of its development: *"Atlas Copco is a Group with a very strong brand and corporate culture."*

Brock stressed that the Group should continue to strive to be first-in-mind, first in choice, and thereby increase customer share. Growth is a key strategy for the Group and should be achieved primarily through organic growth supported by selective acquisitions. *"We have good products and services, a good foundation to build on."* Brock highlighted the core values: interaction, commitment, and innovation, and said that the ability to generate new products will be of the greatest importance to achieve this target.

Brock stressed the "use of products" strategy and growth through market expansion. The "use of products" focus is on increasing revenues that come from activities related to service, spare parts, accessories, consumables and rental. These activities have a high profit potential and generate stable revenue streams. *"We would like to come as close as possible to the end user."* He said that the Group sees good potential to strengthen its position in Asia, Eastern Europe and in North America.

Brock ended his presentation by commenting on current trading conditions and saw no reason to amend the Group's near-term outlook published two months ago.

Approximately 75 analysts, investors and journalists attended Atlas Copco's Capital Markets Days. The program focused on Atlas Copco's compressed air technology business and also included tours of the manufacturing and product development facilities in Antwerp, Belgium.

To the editor:
Atlas Copco's Near-term demand outlook published July 18, 2002, was:
Overall, the demand for Atlas Copco's products and services is expected to remain at the present level.
Investment in the two main regions, North America and Europe, is not expected to increase, while recent increases in manufacturing output in the United States are likely to support ongoing modest growth in demand for production-related equipment and tools in that market.
Demand for rental equipment in the United States is expected to remain unchanged in the next quarter.
Demand in Asia is expected to continue to develop favorably.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

Atlas Copco **press information**

Group Communications

CONTACT: Åke Sundby, President, Atlas Copco Electric Tools, Germany
+49 (0) 7195/12-498, ake.sundby@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Group Communications
+46 8 743 8074, or: +46 70 349 8074, cathrine.gustafsdahl@atlascopco.com

Atlas Copco Electric Tools to strengthen its competitiveness

Stockholm Sweden, September 24, 2002—Atlas Copco have launched the exclusive Milwaukee brand of electric professional tools across Europe, and are taking new marketing initiatives to grow the AEG Power Tools business. By establishing a manufacturing subsidiary in the Czech Republic, an accelerated expansion in Eastern Europe is enabled, and production efficiency will increase.

"By establishing these aggressive actions, combined with a cautious cost control, I'm confident the division will improve and strengthen its competitiveness," says Åke Sundby, President of the Atlas Copco Electric Tools Division, with headquarter in Winnenden, Germany.

In March 2002, Atlas Copco introduced the full line of professional electric tools from U.S.-based Milwaukee Electric Tool at the international hardware show in Cologne, Germany. Milwaukee is a leading brand in North America, and its range has been adapted to the needs of European tradesmen. Customer response has been positive from each country getting access to the Milwaukee line, and distributors are queuing up to get hold of the new range.

AEG Power Tools, familiar to the European market since the past 100 years is again gaining momentum after Atlas Copco last year acquired unlimited rights to use the AEG brand for power tools, and now adding resources promoting and developing the range. AEG Power Tools appeal particularly to electricians and tradesmen demanding precision and durability from the tools they use.

A relocation of assembly operations to a subsidiary in Pilsen, Czech Republic, is part of the improvement program. Around 150 jobs will be transferred from Winnenden, and the relocation is planned to be finalized by the end of 2003. Local management and Works Council have agreed upon this step and a number of other efficiency improvement actions. The Winnenden operation will develop into a Competence Center for advanced manufacturing, research and development, supply chain management, logistics and production engineering. To support the comprehensive marketing activities, a new training center for both customers and employees is being established and will be inaugurated at the end of September. A restructuring provision of MSEK 48 related to the program, was taken and announced in the second quarter report.

Atlas Copco Electric Tool Division, located in Winnenden near Stuttgart/Germany, is a company within the Atlas Copco Group. Within the business area Industrial Technique Atlas Copco Electric Tools GmbH is responsible for developing, manufacturing and distribution of high quality handheld power tools and accessories for well-known, high-profile brands like Atlas Copco, AEG Power Tools, and Milwaukee.
The division markets its products through 21 sales companies worldwide, and 1200 employees support business with focus mainly in Europe, Asia, Australia and South Africa. More information can be found on the web site: www.atlascopco-group.com/www.aeg-pt.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of MSEK 51 (MEUR 5.4), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

press information

Group Communications

CONTACT: Fredrik Ljungdahl, Sustainability Communications, Atlas Copco AB
+46 70 200 94 91, fredrik.ljungdahl@atlascopco.com

Atlas Copco included in the Dow Jones Sustainability Indexes

Stockholm, Sweden, October 8, 2002 – For the third consecutive year, Atlas Copco has been selected as one of the 300 members to be included in the Dow Jones Sustainability World Index (DJSI World), and for the second time running as one of the 150 members in the European DJSI STOXX index.

The DJSI World and DJSI STOXX are stock indexes used to benchmark financial products based on the concept of corporate sustainability and to measure the performance of fund managers. The DJSI methodology involves a comprehensive assessment of the three sustainability dimensions – economical, environmental and social performance.

According to SAM Research, who conducts the assessment on behalf of Dow Jones Indexes:

"Atlas Copco AB has a very good overall sustainability performance compared to the industry average. In the economic dimension, Atlas Copco scored above the industry average with a good performance in Corporate Governance. Atlas Copco's management capabilities in the environmental dimension are above average compared to its industry. This is high-lighted by a strong performance in environmental management systems. In addition, Atlas Copco's performance in the social dimension is above average in its industry, especially in public reporting."

For more information please visit http://www.sustainability-index.com/
Atlas Copco is ranked in the "Industrial Goods & Services" category.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of MSEK 51 (MEUR 5.4), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

press information

Group Communications

CONTACT: Björn Rosengren, Senior Executive Vice President, Atlas Copco AB
+ 46 70 417 8502, bjorn.rosengren@atlascopco.com

Annika Berglund, Senior Vice President, Group Communications
+46 8 743 8070, or +46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco to strengthen its mining rock excavation business

Stockholm, Sweden, October 10, 2002—Atlas Copco has decided to integrate its drill rig and loader/truck businesses into one dedicated division. By transferring the production of loaders and mining trucks from Atlas Copco Wagner, Portland, USA, to the Rock Excavation Technology Center in Örebro, Sweden, substantial synergies will be achieved in product development, manufacturing, purchasing, logistics, and administration.

The transfer, which affects 215 employees in the Portland plant, will be done during 2003 and involves a restructuring cost of MSEK 150. The main part, approximately MSEK 100, will be charged to the fourth quarter 2002.

This move will give opportunities to strengthen the competitive position significantly, as well as the ability to offer integrated products and service solutions to the global underground mining industry. *"We will make substantial investments within the areas of design and engineering. By concentrating all resources to our dynamic product development center in Örebro, we can easier respond to future customer demands related to the entire rock excavation cycle,"* says Björn Rosengren, Senior Executive Vice President Business Area Construction and Mining Technique.

The division Atlas Copco Rock Drilling Equipment's manufacturing unit in Örebro, Sweden, currently employs 685 people. As a result of the integration with Atlas Copco Wagner, up to 150 new job opportunities will be created.

Download a photo from our photo archive on Internet, www.atlascopco-group.com. Click on Construction & Mining Technique. Enter a specific photo number. Enter "Find", and follow the instructions beneath the thumbnail pictures. Picture no: **203540** "Atlas Copco designs, develops and manufactures around 30 different models of underground Load-Haul- and Dump Vehicles (LHD's) and Mine Trucks." Picture no: **201923** "Atlas Copco Rocket boomer is used for drilling in underground mines."

Atlas Copco Rock Drilling Equipment develops, manufactures and markets rock drills, drill rigs, and equipment for rock reinforcement, and has established a world leading position. The products are used for rock excavation within the mining and construction business, for both surface and underground applications. The division's headquarters, **the Rock Excavation Technology Center** and main production plants are located in Örebro, Sweden.

Atlas Copco Wagner Inc. is based in Portland, Oregon, USA. Atlas Copco Wagner Inc. is a worldwide supplier of four-wheel drive diesel and electric-powered articulated underground mining and construction vehicles, including Scooptrams and mine trucks. The company manufactures more than 30 different types of standard LHDs and trucks.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications (media)
Phone +46 8 743 8070 or +46 70 322 8070, annika.berglund@atlascopco.com

Mattias Olsson, Investor Relations Manager (analysts)
Phone +46 8 743 8291 or +46 70 518 8291, mattias.olsson@atlascopco.com

Brock comments on Atlas Copco's Q3, 2002, results

Stockholm, Sweden, October 24, 2002—Today, the Atlas Copco Group reported third quarter revenues of MSEK 11,833 (12,885). Profit after financial items was MSEK 1,241(1,287), a margin of 10.5% (9.9), before a goodwill impairment charge of MSEK 6,950. The charge, related to goodwill from acquisitions in the Rental Service business area, has no cash flow effect but turned reported profit to a loss.

"The recent weak market has revealed that the assumptions for average revenue growth and rental rates made at the time of the acquisitions have to be revised," says Gunnar Brock, President and CEO of the Atlas Copco Group, commenting on the impairment charge. *"As a result, the expected financial returns of the rental business do not fully justify the acquisition costs of Prime Service and RSC, acquired at a time of substantially higher market valuations than today."* The strategic rationale as to why Atlas Copco entered into the equipment rental business remains. The outsourcing trend continues, and the rental business brings the Group closer to end-users.

*"As expected, the **Group's** order volume remained fairly stable in the third quarter. At the same time, all business areas reported very strong cash flow."*

The ***Compressor Technique*** business area advanced its market positions for industrial compressors further with sustained high profit levels.

The non-residential building activity in North America weakened further in the quarter. *"On the positive side, further efficiency improvements in the **Rental Service** business area, together with the continually strong cash flow, show that we can manage this business during tough times. This also means that we are well positioned once the demand improves."*

The motor vehicle industry returned to better demand levels, benefiting the industrial tools operation for the ***Industrial Technique*** business area. In North America, sales and profit margins increased for the exclusive Milwaukee electric tool brand and its European launch contributed positively to the result.

The ***Construction and Mining Technique*** business area reported significantly higher order intake for mining equipment in the quarter.

Overall, the demand for Atlas Copco's products and services is expected to stay at the present level in the near-term.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

Atlas Copco

press information

Group Communications

October 24, 2002

ATLAS COPCO
Interim report at September 30, 2002 (unaudited)

Stable cash flow at high level

- **Goodwill impairment charge of MSEK 6,950, no cash flow effect.**
- **Order volumes down 1% from Q3 2001, 8% negative currency translation effect.**
- **Profit after financial items, before impairment charge, was MSEK 1,241 (1,287), or 10.5% (9.9).**
- **Operating profit margin, before impairment charge, equaled 11.8% (12.5).**
- **Earnings per share, before impairment charge, were SEK 3.69 (4.06).**
- **Operating cash flow totaled MSEK 1,645 (1,403), 14% of revenues.**

Note: All comparative figures are for the third quarter of 2001, unless otherwise stated.

	July–September				January–September			
MSEK	2002 reported	2002 *	2001	%	2002 reported	2002 *	2001	%
Orders received	**11,833**	**11,833**	**12,885**	**-8**	36,532	36,532	38,573	-5
Revenues	**11,873**	**11,873**	**13,041**	**-9**	35,613	35,613	38,022	-6
Operating profit	**-5,545**	**1,405**	**1,627**	**-14**	-3,075	3,875	4,782	-19
- as a percentage of revenues		*11.8*	*12.5*			*10.9*	*12.6*	
Profit after financial items	**-5,709**	**1,241**	**1,287**	**-4**	-3,723	3,227	3,646	-11
- as a percentage of revenues		***10.5***	***9.9***			*9.1*	*9.6*	
Items affecting comparability								
Goodwill impairment charge	*-6,950*				*-6,950*			
Restructuring charges					*-48*	*-48*	*-60*	
Capitalized development costs	*+64*	*+64*			*+214*	*+214*		
Revised useful life estimates	*+45*	*+45*			*+135*	*+135*		
Total	**-6,841**	**+109**			-6,649	+301	-60	
Earnings per share, SEK	**-29.47**	**3.69**	**4.06**	**-9**	-23.45	9.71	11.27	-14
Equity capital per share, SEK	**95**	**126**	**131**					
Return on capital employed (12-month value)	**-3**	**12**	**14**					

* Excluding goodwill impairment charge.

Near-term demand outlook

Overall, the demand for Atlas Copco's products and services is expected to remain unchanged during the coming quarter.

Demand for rental equipment in the United States is expected to stay at present level, adjusted for normal seasonal downturn in the fourth quarter.

Impairment charge

In the third quarter, Atlas Copco has taken an impairment charge (extraordinary write-down of goodwill) in the Rental Service business area of MSEK 6,950, equal to MUSD 700 at average exchange rate of 9.93. This corresponds to SEK 33.16 per share. The charge has no cash flow effect and does not affect the company's dividend capacity for 2002.

During the last two years, non-residential building in the United States has fallen substantially. The resulting lower demand, combined with an oversupply of rental equipment in the industry, has made the market place very competitive. The weak market has also revealed that the assumptions for average revenue growth and rental rates, used at the time of the acquisitions, had to be revised. As a consequence, the expected financial returns of the rental business do not fully justify the acquisition costs of the rental companies, acquired at a time of substantially higher market valuations than today.

The size of the impairment charge is a result of an impairment test (in accordance with Swedish GAAP/IAS, reviewed by Group auditors), whereby the present value of future, estimated, cash flow is compared with the book values of the referred business. The resulting charge is included in the reported operating profit but separated as an item affecting comparability in the analysis of results.

The underlying facts and reasons as to why Atlas Copco entered into the equipment rental business are still valid. The trend towards outsourcing continues, i.e. to rent instead of own and companies look for suppliers that offer the function rather than the product. Providing a rental service is in line with Atlas Copco's "use-of-product" strategy and allows the Group to come closer to the end user which in itself has substantial merits.

The Rental Service business area has carried out an aggressive rationalization and is continuously adapting to the current market reality. With a very good cash flow and a more efficient rental operation, the business area is well positioned to grow and improve profitability as the demand improves. The long-term prospects for the equipment rental industry look good.

Summary of nine-month results

Atlas Copco Group

In order to enhance comparability, the current year's results are compared to the previous year excluding the goodwill impairment charge.

Orders received by the Atlas Copco Group in the first nine months of 2002 decreased 5% to MSEK 36,532 (38,573), corresponding to a volume decline of 3% for comparable units. The negative translation effect from foreign exchange rate fluctuations was 3%. Revenues declined 6%, to MSEK 35,613 (38,022), corresponding to a 4% decline in volume.

The Group's operating profit decreased to MSEK 3,875 (4,782), down 19% and corresponding to a profit margin of 10.9% (12.6). Profit after financial items amounted to MSEK 3,227 (3,646), down 11% and corresponding to a margin of 9.1% (9.6). Excluding items affecting comparability, the operating profit and profit after financial items amounted to MSEK 3,574 and 2,926 respectively. The negative impact of changes in exchange rates compared with the previous year was approximately MSEK 160 for the first nine months.

Operating cash flow before acquisitions and dividends but including capital expenditure and taxes, equaled MSEK 4,197 (3,881).

Review of third quarter

Atlas Copco Group

Market development
The important non-residential building sector in the United States continued to deteriorate in the third quarter, affecting particularly rental, but also wholesale demand for construction equipment. Other segments of the construction market—residential and infrastructure—had a flat and a positive development respectively, which supported demand for certain products, notably professional electric tools with accessories.

Demand for investment-related products from the manufacturing industry in North America remained relatively low, even though investments in the motor vehicle industry recovered after a period of weakness. Capacity utilization was still very low in most customer segments. Demand for production-related equipment and services were also affected by the generally weak market conditions but less than investment goods.

In Latin America, demand was good from the mining industry. The activity level in the construction and manufacturing industries in most countries was however low, which affected sales of products and services to these customer groups negatively.

In Europe, low capacity utilization in most manufacturing industries and an overall low activity level in the construction industry, affected the demand for investment-related equipment. Exceptions were primarily the motor vehicle industry and tunneling projects, where investments in industrial tools and drill rigs increased respectively. The demand for consumables and service continued at a relatively high level. The overall demand trend in France and southern Europe remained weak, while Germany was stable. The Nordic and East European regions had a better than average development.

The Africa and Middle East region continued to develop favorably, thanks primarily to solid demand from the mining industry in southern Africa and a few large construction projects in the Middle East.

In Asia, the demand development from manufacturing and construction customers remained positive. China was the main contributor to growth, but strong demand was also noted in some other markets in the region.

Orders and revenues
Orders received totaled MSEK 11,833 (12,885), down 8% from the third quarter of 2001. This corresponds to a 1% decrease in volumes after adjusting for an 8% negative translation effect, a 1% negative price effect and a positive acquisition effect of 2%. In North America, representing 49% of Group sales, volumes remained lower than in the same quarter in 2001, while in Europe, representing 31% of sales, volumes were slightly up. Asia/Australia and Africa/Middle East, representing 12% and 5% of total sales respectively, continued to grow considerably. South America, 3% of the total, reported lower order volumes.

Revenues decreased 9%, to MSEK 11,873 (13,041), corresponding to a 2% volume drop for comparable units.

Earnings and profitability

In order to enhance comparability, the current year's results are compared to the previous year excluding the goodwill impairment charge.

Operating profit dropped 14%, to MSEK 1,405 (1,627), corresponding to a margin of 11.8% (12.5). The decrease in the margin was primarily a result of the weak market conditions for the Rental Service business area in the United States. Compared to the previous year, the operating profit for the quarter also suffered from negative currency effects of about MSEK 180. New accounting standards regarding capitalization of development costs, and the adjustment of rental fleet useful life estimates had a positive effect on profit of MSEK 64 and MSEK 45 respectively.

Net financial items amounted to MSEK -164 (-340), of which net interest items accounted for MSEK -166 (-318) and financial foreign exchange difference MSEK +2 (-22). Interest expense declined year-on-year owing to strong cash flow and successful interest rate management.

Profit after financial items decreased 4%, to MSEK 1,241 (1,287), to a margin of 10.5% (9.9). Net foreign exchange effects were about MSEK -160 in the quarter.

Net profit totaled MSEK 774 (851), or SEK 3.69 (4.06) per share.

The return on capital employed during the 12 months to September 30, 2002, was 12% (14), and the return on shareholders' equity 10% (13). The Group uses a weighted average cost of capital (WACC) for 2002 of 8.5% (7.5), corresponding to a pre-tax cost of capital of approximately 13%.

Cash flow and net indebtedness

The reported goodwill impairment charge is a non-cash item and has consequently no impact on the Group's cash generation.

The operating cash surplus after tax reached MSEK 1,887 (1,692), corresponding to 16% (13) of Group revenues. Working capital increased MSEK 73 (decrease of 78).

Total cash flow from operations reached MSEK 1,814 (1,770).

Net investment in tangible fixed assets, including proceeds from sales of rental equipment was MSEK 75 (357).

Operating cash flow before acquisitions and dividends equaled MSEK 1,645 (1,403).

Summary cash-flow analysis

MSEK	July–September 2002	July–September 2001	January–September 2002	January–September 2001
Operating cash surplus after tax	**1,887**	**1,692**	5,045	5,146
of which depreciation added back	***986***	***1,154***	*3,055*	*3,332*
Change in working capital	**-73**	**78**	576	27
Cash flow from operations	**1,814**	**1,770**	5,621	5,173
Investments in tangible fixed assets	**-485**	**-964**	-2,541	-2,795
Sale of tangible fixed assets	**410**	**607**	1,358	1,613
Other investments, net	**-94**	**-10**	-241	-110
Company acquisitions/divestments	**-9**	**-106**	-710	-241
Cash flow from investments	**-178**	**-473**	-2,134	-1,533
Dividends paid	**0**	**0**	-1,163	-1,122
Net cash flow	**1,636**	**1,297**	2,324	2,518

Change in interest-bearing liabilities	**-1,474**	**-2,101**	-2,097	-2,179
Cash flow after financing	**162**	**-804**	227	339
Liquid funds at beginning of period	**1,300**	**2,470**	1,343	1,237
Translation difference	**-4**	**-8**	-112	82
Liquid funds at end of period	**1,458**	**1,658**	1,458	1,658

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 15,783 (22,009), of which MSEK 1,829 (1,766) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) improved only slightly to 79% (80), due to the goodwill impairment charge. Excluding this non-cash impairment charge, the debt/equity ratio was 60%.

Investments, depreciation and amortization

Gross investments in property and machinery totaled MSEK 191 (147). Gross investments in rental equipment ended at MSEK 294 (817). Depreciation on these two asset groups was MSEK 223 (241) and MSEK 581 (729), respectively, while amortization of intangible assets equaled MSEK 182 (184), excluding the goodwill write-down from the impairment charge.

People

On September 30, 2002, the number of employees was 26,002 (25,932). For comparable units, the number of employees decreased by 568 from September 30, 2001.

Distribution of shares

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	July–September 2002	2001	%	January–September 2002	2001	%
Orders received	**3,863**	**4,249**	**-9**	12,405	12,725	-3
Revenues	**3,963**	**4,324**	**-8**	11,787	12,441	-5
Operating profit	**768**	**829**	**-7**	2,196	2,398	-8
- as a percentage of revenues	***19.4***	***19.2***		*18.6*	*19.3*	
Return on capital employed (12-month values)	***66***	***67***				

- Good order development for industrial compressors and aftermarket.
- Portable compressors were negatively affected by poor market conditions.
- High and stable profit margin, above 19%.

Orders received decreased 9%, at MSEK 3,863 (4,249), corresponding to a decrease in volume of 5%. The negative translation effect was approximately 7%, while acquisitions and a small average price increase added 3%.

As a consequence of further market penetration and the introduction of new products, standard industrial compressor business, especially small and medium-sized machines, continued to grow. Apart from Europe, where the demand was erratic, growth was recorded in most regions with Asia again being the strongest. Larger units, predominantly oil-free machines, recorded stable development overall, but with large variations between markets. The aftermarket business recorded another quarter of consistent growth.
Gas and process compressors had a weak quarter and were well below the previous year's strong order volume.

Sales of generators and portable compressors, primarily serving construction-related customers, suffered from poor market conditions in many markets. In addition, the very low level of fleet investments from rental companies, both internal and external, continued in the quarter. Only a few markets, among them China, had a favorable sales development.

In the quarter, a new laboratory and test facility for small and medium-sized industrial compressors was inaugurated in Antwerp, Belgium. This will enhance further the capacity for product development and faster time to market.

Revenues decreased 8% for the quarter, to MSEK 3,963 (4,324), corresponding to a volume decrease of 5%.

Operating profit amounted to MSEK 768 (829), corresponding to a slightly improved operating margin of 19.4% (19.2). The margin was supported by the change in accounting concerning capitalization of certain development costs, but negatively affected by currency effects and a lower level of invoicing. The return on capital employed (past 12 months) remained at a very high level, 66% (67).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	July–September				January–September			
	2002 reported	2002 *	2001	%	2002 reported	2002 *	2001	%
Revenues	**3,191**	**3,191**	**4,094**	**-22**	9,945	9,945	11,693	-15
Goodwill impairment charge	**-6,950**				-6,950			
Operating profit	**-6,733**	**217**	**378**	**-43**	-6,443	507	1,136	-55
- as a percentage of revenues		***6.8***	***9.2***			*5.1*	*9.7*	
Return on capital employed (12-month values)	**-18**	**2**	**5**					

* Excluding goodwill impairment charge.

In order to enhance comparability, the current year's results are compared to the previous year excluding the goodwill impairment charge.

- Further weakening of non-residential building activity.
- Rental rates continued to be under pressure.
- Improved fleet utilization indicates strengthened market position.
- Cash flow remained very strong.

Revenues decreased 22%, to MSEK 3,191 (4,094). The negative translation effect was 9% and volumes decreased 10%, primarily due to a sharp fall in used equipment sales of 53%. The drop in used equipment sales came as a result of the active fleet restructuring efforts in Q3-Q4 last year. Sales of new equipment, parts and merchandise, representing 17% of total revenues, dropped 6%.

Rental revenues, which accounted for 76% of total revenues, dropped 3% in volume, and average rental rates were 4% short of one year previously. However, rental volumes and rental rates continued to improve compared to Q1 and Q2 in spite of the difficult market situation.

The underlying market situation for construction continued to deteriorate in Q3. Non-residential building, representing about 50% of Rental Service's revenues, was close to 20% below the previous year's level. The industrial business saw some improvement in turn-around and maintenance business, but with manufacturing capacity utilization at historically low levels, overall demand remained weak.

Rental fleet utilization continued to improve and was higher than in both Q3 2001 and Q2 2002, thanks to focused sales and marketing efforts and continued fleet-efficiency measures. Total rental fleet at original cost was 7% lower than in Q3 2001.The number of rental locations at the end of the period was 520, compared to 547 one year earlier.

Cash flow remained very strong for the quarter, due to active asset management, and limiting investments in the fleet to replacements only.

Operating profit, including ordinary goodwill amortization, was MSEK 217 (378), corresponding to a margin of 6.8% (9.2). Lower rental rates and volumes were the main explanation for the drop in margins, partly compensated for by a continued reduction of operational costs. The revision of useful life estimates on certain fleet categories made in the beginning of 2002 led to a MSEK 45 lower depreciation expense than for the same quarter the preceding year. Return on capital employed (past 12 months) was 2% (5).

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

MSEK	July–September 2002	July–September 2001	%	January–September 2002	January–September 2001	%
Orders received	**2,925**	**2,987**	**-2**	8,727	9,071	-4
Revenues	**2,928**	**3,002**	**-2**	8,578	8,894	-4
Operating profit	**295**	**305**	**-3**	731	885	-17
- as a percentage of revenues	***10.1***	***10.2***		*8.5*	*10.0*	
Return on capital employed (12-month values)	*12*	*15*				

- Order volumes up compared to a weak Q3 in the previous year.
- Sales and profit improvement in electric tools.
- Profit margin above 10%.

Order intake decreased 2%, to MSEK 2,925 (2,987), corresponding to a 7% increase in volumes. The negative translation effect was 7% and the net effect of a slight average price decrease and divestments was -2%. Adjusted for the weak sales immediately after September 11 last year, the volume in Q3 2002 was approximately at the same level as in Q3 2001.

The motor vehicle industry in the United States returned to a better level of demand than what has been seen in the most recent quarters. Orders to the European motor vehicle industry remained at a relatively good level. Signs of recovery were noted for industrial tools to general industry and the automotive aftermarket in North America, whilst the demand in Europe continued to be very weak.

Orders for professional electric tools for construction and installation work increased further in North America. All sales channels with the exception of rental, recorded increases in the quarter. Demand in Europe was still weak, but thanks to the launch of a Milwaukee-branded professional electric tool range in Europe, a modest growth was achieved in spite of an overall low market demand.

A restructuring and investment plan for industrial tool production in France was announced in the quarter. The plan aims to increase profitability and growth by better utilization of existing competence centers in France and Great Britain. The provision for costs for this plan was almost offset by a MSEK 30 capital gain from the sale of the Revathi, India business.

Revenues were MSEK 2,928 (3,002), down 3%, corresponding to a volume increase of 6% for comparable units.

Operating profit was MSEK 295 (305), corresponding to a margin of 10.1% (10.2). Profit margin for the professional electric tools business increased while the margin for the industrial tools business decreased. Return on capital employed (past 12 months) was 12% (15).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

	July–September			January–September		
MSEK	2002	2001	%	2002	2001	%
Orders received	**1,914**	**1,701**	**+13**	5,748	5,481	+5
Revenues	**1,864**	**1,766**	**+6**	5,600	5,422	+3
Operating profit	**179**	**178**	**+1**	568	545	+4
- as a percentage of revenues	***9.6***	***10.1***		*10.1*	*10.1*	
Return on capital employed (12-month values)	**22**	**22**				

- Mining orders improved significantly.
- Modest overall growth in orders from the construction market.
- Operating margins affected by negative currency effects.

Orders received increased 13% to MSEK 1,914 (1,701), corresponding to an increase in volumes of 15%. There was a negative translation effect of 13%, while acquisitions and price added 10% and 1% respectively.

Orders from the mining industry improved significantly. Sales of production drilling rigs and underground loaders increased compared to recent quarters and the aftermarket business and sales of consumables continued to develop favorably. The positive trend was general across the regions, but especially strong in South America and Africa.

The construction market showed a mixed picture. Orders for drilling equipment for underground and surface construction increased in all important markets, while the light construction equipment deteriorated in Europe and North America. The "use-of-product" revenues, consumables, spare parts and service, continued to develop favorably.

In the beginning of October, the business area announced the decision to integrate its drill rig and loader/truck businesses into one dedicated division in Sweden. Substantial synergies will be achieved in product development, manufacturing, purchasing, logistics and administration. The transfer, which affects 215 employees in the Portland plant in Oregon, USA, will be made during 2003 and involves a restructuring cost of MSEK 150. The main part, approximately MSEK 100, will be charged to Q4 2002.

Revenues were MSEK 1,864 (1,766), up 6%, corresponding to a volume increase of 6% for comparable units.

Operating profit amounted to MSEK 179 (178), up 1% and corresponding to a slight drop in margin to 9.6% (10.1). A stronger Swedish Krona coupled with substantially weaker currencies in some African and South American countries had a clear negative effect on the profit margin. This more than offset the positive effect from higher invoicing volumes. Return on capital employed (past 12 months) was 22% (22).

Acquisitions and divestments 2001–2002

Time	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2002 Aug. 22		Revathi	Industrial Technique	100	114
2002 June 3	Krupp		Construction & Mining	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI		Construction & Mining	70	15
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction & Mining	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30

**Annual revenues and number of employees at time of acquisition/divestment.*

Previous near-term demand outlook
(Published July 18, 2002)

Overall, the demand for Atlas Copco's products and services is expected to remain at the present level.

Investment in the two main regions, North America and Europe, is not expected to increase, while recent increases in manufacturing output in the United States are likely to support ongoing modest growth in demand for production-related equipment and tools in that market.

Demand for rental equipment in the United States is expected to remain unchanged in the next quarter.

Demand in Asia is expected to continue to develop favorably.

Accounting principles
The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2001, with the exception of new standards effective January 1, 2002, issued by the Swedish Accounting Standards Council.

The application of the standard RR 15 dealing with Intangible Assets increased the pre-tax profit by MSEK 214 for the first nine months of 2002 since certain development costs were recognized as assets instead of being expensed. These intangible assets will be amortized over their estimated useful lives, which is estimated to be between 3 and 5 years. The implementation of the other new standards did not have a material effect on the Group's financial position.

Regarding accounting for goodwill: The International Accounting Standards Committee (IASC) issued a revised standard IAS 22 (1998) which became effective for financial statements covering periods beginning on or after July 1, 1999. Under this standard there is a rebuttable presumption that the useful life of goodwill should not exceed 20 years from

initial recognition. However, it also states that in rare cases, there may be persuasive evidence that the useful life will be longer than twenty years. As a consequence of IAS 22, the Swedish Financial Accounting Standards Board also revised the applicable section of the recommendation RR 1:96 and the revised standard RR 1:00 agrees in all material respects to the IASC standard and became effective as of January 1, 2002.

Due to the significant changes in the accounting for goodwill that has happened and is foreseen to happen, Atlas Copco decided to continue to amortize the strategic U.S. acquisitions over a period of 40 years. Given the short time before the Group will adapt to the revised IAS standard, this treatment offers readers the best comparability and continuity in the Group's financial results.

In addition to annual amortization, goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates. This has resulted in the impairment charge in the Rental Service business area affecting the operating profit for the third quarter by MSEK -6,950.

Stockholm, October 24, 2002

Gunnar Brock
President and Chief Executive Officer

Atlas Copco Group

Income Statement

MSEK	3 months ended September 30 2002 reported	2002 *	2001	9 months ended September 2002 reported	2002 *	2001	12 months ended September 30 2002 reported	2002 *
Revenues	11,873	11,873	13,041	35,613	35,613	38,022	48,730	48,730
Operating expenses	-10,468	-10,468	-11,414	-31,738	-31,738	-33,240	-43,507	-43,507
Goodwill impairment charge	-6,950			-6,950			-6,950	
Operating profit	**-5,545**	**1,405**	**1,627**	**-3,075**	**3,875**	**4,782**	**-1,727**	**5,223**
- as a percentage of revenues		*11.8*	*12.5*		*10.9*	*12.6*		*10.7*
Financial income and expenses	-164	-164	-340	-648	-648	-1,136	-942	-942
Profit after financial items	**-5,709**	**1,241**	**1,287**	**-3,723**	**3,227**	**3,646**	**-2,669**	**4,281**
- as a percentage of revenues		*10.5*	*9.9*		*9.1*	*9.6*		*8.8*
Taxes	-445	-445	-449	-1,138	-1,138	-1,277	-1,483	-1,483
Minority interest	-22	-22	13	-54	-54	-6	-59	-59
Net profit	**-6,176**	**774**	**851**	**-4,915**	**2,035**	**2,363**	**-4,211**	**2,739**
Earnings per share, SEK	-29.47	3.69	4.06	-23.45	9.71	11.27	-20.09	13.07
Key ratios								
Equity capital per share, period end, SEK				95	126	131		
Return on capital employed before tax, 12 month values, %				-3	12	14		
Return on equity after tax, 12 month values, %				-17	10	13		
Debt / equity ratio, period end, %				79	60	80		
Rate of equity, period end, %				39	46	41		
Number of employees, period end				26,002	26,002	25,932		

* Excluding goodwill impairment charge.

Balance Sheet

MSEK	Sept. 30, 2002 reported	Sept. 30, 2002 *	Dec. 31, 2001	Sept. 30, 2001
Intangible fixed assets	13,614	20,121	22,600	22,835
Rental equipment	12,320	12,320	14,935	15,719
Other fixed assets	6,896	6,896	7,887	7,760
Inventories	6,211	6,211	5,987	6,670
Receivables	10,548	10,548	11,605	12,228
Cash, bank, and short-term investments	1,458	1,458	1,343	1,658
Total assets	**51,047**	**57,554**	**64,357**	**66,870**
Equity	19,707	26,214	27,568	27,138
Minority interest	163	163	221	220
Interest-bearing liabilities and provisions	17,241	17,241	21,421	23,667
Non-interest-bearing liabilities and provisions	13,936	13,936	15,147	15,845
Total liabilities and equity	**51,047**	**57,554**	**64,357**	**66,870**

* Excluding goodwill impairment charge.

Changes in Shareholders' Equity

MSEK	Jan.–Sept. 2002 reported	Jan.–Sept. 2002 *	Jan.–Dec. 2001	Jan.–Sept. 2001
Opening balance	27,568	27,568	23,982	23,982
Dividend to shareholders	-1,153	-1,153	-1,100	-1,100
Translation differences for the period	-1,793	-2,236	1,619	1,893
Net profit for the period	-4,915	2,035	3,067	2,363
Closing balance	19,707	26,214	27,568	27,138

* Excluding goodwill impairment charge.

Revenues by Business Area

MSEK		July–September			January–September	
	2000	2001	2002	2000	2001	2002
Compressor Technique	3,643	4,324	3,963	10,613	12,441	11,787
Rental Service	3,751	4,094	3,191	10,106	11,693	9,945
Industrial Technique	2,869	3,002	2,928	8,293	8,894	8,578
Construction and Mining Technique	1,726	1,766	1,864	5,185	5,422	5,600
Eliminations	-194	-145	-73	-511	-428	-297
Atlas Copco Group	11,795	13,041	11,873	33,686	38,022	35,613

MSEK (by quarter)				2001			2002
	1	2	3	4	1	2	3
Compressor Technique	3,928	4,189	4,324	4,432	3,785	4,039	3,963
Rental Service	3,659	3,940	4,094	3,776	3,397	3,357	3,191
Industrial Technique	2,838	3,054	3,002	3,232	2,823	2,827	2,928
Construction and Mining Techn.	1,828	1,828	1,766	1,831	1,784	1,952	1,864
Eliminations	-152	-131	-145	-154	-154	-70	-73
Atlas Copco Group	12,101	12,880	13,041	13,117	11,635	12,105	11,873

Operating Profit by Business Area (excl. goodwill impairment charge)

MSEK		July–September			January–September	
	2000	2001	2002*	2000	2001	2002*
Compressor Technique	698	829	768	1,942	2,398	2,196
As a percentage of revenues	*19.2*	*19.2*	*19.4*	*18.3*	*19.3*	*18.6*
Rental Service	469	378	217	1,323	1,136	507
As a percentage of revenues	*12.5*	*9.2*	*6.8*	*13.1*	*9.7*	*5.1*
Industrial Technique	298	305	295	860	885	731
As a percentage of revenues	*10.4*	*10.2*	*10.1*	*10.4*	*10.0*	*8.5*
Construction and Mining Technique	164	178	179	479	545	568
As a percentage of revenues	*9.5*	*10.1*	*9.6*	*9.2*	*10.1*	*10.1*
Corporate items	71	-63	-54	-35	-182	-127
Operating profit	1,700	1,627	1,405	4,569	4,782	3,875
As a percentage of revenues	*14.4*	*12.5*	*11.8*	*13.6*	*12.6*	*10.9*
Financial income and expenses	-455	-340	-164	-1,251	-1,136	-648
Profit after financial items	1,245	1,287	1,241	3,318	3,646	3,227
As a percentage of revenues	*10.6*	*9.9*	*10.5*	*9.8*	*9.6*	*9.1*

* Excluding goodwill impairment charge.

MSEK (by quarter)				2001			2002
	1	2	3	4	1	2	3*
Compressor Technique	738	831	829	804	657	771	768
As a percentage of revenues	*18.8*	*19.8*	*19.2*	*18.1*	*17.4*	*19.1*	*19.4*
Rental Service	328	430	378	119	121	169	217
As a percentage of revenues	*9.0*	*10.9*	*9.2*	*3.2*	*3.6*	*5.0*	*6.8*
Industrial Technique	277	303	305	238	248	188	295
As a percentage of revenues	*9.8*	*9.9*	*10.2*	*7.4*	*8.8*	*6.7*	*10.1*
Construction and Mining T.	185	182	178	191	186	203	179
As a percentage of revenues	*10.1*	*10.0*	*10.1*	*10.4*	*10.4*	*10.4*	*9.6*
Corporate items	-65	-54	-63	-4	-46	-27	-54
Operating profit	1,463	1,692	1,627	1,348	1,166	1,304	1,405
As a percentage of revenues	*12.1*	*13.1*	*12.5*	*10.3*	*10.0*	*10.8*	*11.8*
Financial income and expenses	-414	-382	-340	-294	-254	-230	-164
Profit after financial items	1,049	1,310	1,287	1,054	912	1,074	1,241
As a percentage of revenues	*8.7*	*10.2*	*9.9*	*8.0*	*7.8*	*8.9*	*10.5*

* Excluding goodwill impairment charge.

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to continuously challenge the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@se.atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@se.atlascopco.com

Internet site for the Atlas Copco Group
www.atlascopco-group.com.

Presentations from Atlas Copco
For your convenience, a PowerPoint presentation of Atlas Copco's third quarter results will be published on www.atlascopco-group.com > Investor Relations > Presentations

Interim report at December 30, 2002
The fourth quarter report will be published February 3, 2003.

SEC 82-812

Atlas Copco

press information

Group Communications

CONTACT: Patrik Nolåker, President, Atlas Copco Craelius Division
+46 8 58 77 85 00 or +46 70 41 785 01, patrik.nolaker@atlascopco.com

Fredrik Ljungdahl, Sustainability Communications Manager, Atlas Copco AB
+46 70 200 94 91, fredrik.ljungdahl@atlascopco.com

Atlas Copco Craelius receives environmental certification

Stockholm, Sweden, October 25, 2002—Atlas Copco Craelius' manufacturing unit in Märsta, Sweden, has been granted ISO 14001 certification for its operations according to its documented Environmental Policy. With the recent certification, 80% of the Atlas Copco Group's production sites worldwide are ISO 14001 certified.

As of October 2002, all processes within Atlas Copco Craelius AB are certified according to ISO 9001 Quality Management System and ISO 14001 Environmental Management System. This includes all steps in the developing, manufacturing and marketing processes as well as all services performed.

These certificates can only be gained by complying with strict international standards. To retain the certifications, the company's performance will be checked continuously. All employees at Atlas Copco Craelius AB are continuously trained in quality and environmental processes.

Atlas Copco Craelius is a division within the Atlas Copco Group developing, manufacturing and marketing equipment for exploration drilling and ground engineering applications. The headoffice is located in Märsta, Sweden, and manufacturing units are located in Sweden, Canada and China. The division employs approx. 300 people worldwide. More information is available on www.atlascopco.com/craelius.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

Atlas Copco

press information

Group Communications

CONTACT: Staffan Nordin, Group Treasurer
+46-8-743 8183, e-mail: staffan.nordin@atlascopco.com

Annika Berglund, Senior Vice President Group Communications
+46-8-743 8070, e-mail: annika.berglund@atlascopco.com

Atlas Copco to buy outstanding 49% in Atlas Copco (India) Ltd.

Stockholm, Sweden, December 6, 2002—Atlas Copco AB has today informed the Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE) of its intention to voluntarily acquire 49.01% of outstanding shares aggregating 5,528,844 of equity shares with the public in its Indian subsidiary, Atlas Copco (India) Ltd, subject to statutory approval.

The offer price is Rs 243 per share, which is more than a 40% premium compared to the 26-week average of the closing high-low price quoted on the NSE. The offer is scheduled to open on January 29, 2003 and close on February 27, 2003.

Commenting on the offer Staffan Nordin, Group Treasurer, Atlas Copco AB says, *"The offer provides an opportunity to shareholders to make an appropriate choice in the prevailing environment to exit at an attractive premium. This offer is in line with our global philosophy of owning 100% holding in our subsidiaries worldwide".*

Atlas Copco AB and its affiliates currently holds 50.99% of the equity share capital of Atlas Copco (India) Ltd.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President Group Communications
+46-8-743 8070, e-mail: annika.berglund@atlascopco.com

Financial information from Atlas Copco during 2003

Stockholm, Sweden, December 18, 2002—The Atlas Copco Group will issue financial information on the following dates next year:

2003	February 3	Q4 – fourth quarter results 2002
	April 28	Q1 – first quarter results 2003
	July 17	Q2– second quarter results 2003
	October 23	Q3– third quarter results 2003
2004	February 2	Q4 – fourth quarter results 2003

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.